UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940.

VICTORY PORTFOLIOS

Exact Name of Registrant

The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the City of Brooklyn and the State of Ohio on the 25th day of July, 2016.

		Signature:	VICTORY PORTFOLIOS
(Name of Registrant)

		By:	/s/ Christopher K. Dyer
(Name of director, trustee, or officer
signing on behalf of Registrant)

		Name:	Christopher K. Dyer
		Title:	President

Attest:	/s/ Scott A. Stahorsky

Name:	Scott A. Stahorsky
Title:	Vice President

SCHEDULE A

TO THE FORM N-18f-1 ELECTION OF

VICTORY PORTFOLIOS

APPLICABLE SERIES:

1.              Victory Diversified Stock Fund

2.              Victory Expedition Emerging Markets Small Cap Fund

3.              Victory INCORE Fund for Income

4.              Victory INCORE Investment Grade Convertible Fund

5.              Victory INCORE Total Return Bond Fund

6.              Victory Integrity Discovery Fund

7.              Victory Integrity Mid-Cap Value Fund

8.              Victory Integrity Small-Cap Value Fund

9.              Victory Integrity Small/Mid-Cap Value Fund

10.       Victory Munder Mid-Cap Core Growth Fund

11.       Victory Munder Multi-Cap Fund

12.       Victory Munder Small Cap Growth Fund

13.       Victory National Municipal Bond Fund

14.       Victory NewBridge Global Equity Fund

15.       Victory NewBridge Large Cap Growth Fund

16.       Victory Ohio Municipal Bond Fund

17.       Victory S&P 500 Index Fund

18.       Victory Select Fund

19.       Victory Special Value Fund

20.       Victory Strategic Allocation Fund

21.       Victory Sycamore Established Value Fund

22.       Victory Sycamore Small Company Opportunity Fund

23.       Victory Trivalent Emerging Markets Small-Cap Fund

24.       Victory Trivalent International Fund—Core Equity

25.       Victory Trivalent International Small-Cap Fund

26.       Victory RS Focused Growth Opportunity Fund

27.       Victory RS Large Cap Alpha Fund

28.       Victory RS Partners Fund

29.       Victory RS Value Fund

30.       Victory RS Global Fund

31.       Victory RS International Fund

32.       Victory Sophus China Fund

33.       Victory Sophus Emerging Markets Fund

34.       Victory Sophus Emerging Markets Small Cap Fund

35.       Victory Global Natural Resources Fund

36.       Victory INCORE Investment Quality Bond Fund

37.       Victory RS Focused Opportunity Fund

38.       Victory INCORE Low Duration Bond Fund

39.       Victory High Yield Fund

40.       Victory Tax-Exempt Fund

41.       Victory High Income Municipal Bond Fund

42.       Victory Floating Rate Fund

43.       Victory Strategic Income Fund

44.       Victory RS Growth Fund

45.       Victory RS Mid Cap Growth Fund

46.       Victory RS Select Growth Fund

47.       Victory RS Small Cap Equity Fund

48.       Victory RS Small Cap Growth Fund

49.       Victory RS Science and Technology Fund

50.       Victory RS Investors Fund

Dated as of July 25, 2016